June 3, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-3720

Attention:  Mara Ransom, Assistant Director

                  Scott Anderegg, Staff Attorney
                  Jennifer Lopez-Molina, Staff Attorney

                  Bill Thompson, Accounting Branch Chief

                  Ta Tanisha Meadows, Staff Accountant

Re:  Revolve Group, Inc.

        Registration Statement on Form S-1

        (File No. 333-227614)

        Acceleration Request

            Requested Date: June 6, 2019

            Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Revolve Group, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-227614) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Nordtvedt at (206) 883-2524.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

Securities and Exchange Commission

June 3, 2019

Sincerely,
REVOLVE GROUP, LLC

/s/ Jesse Timmermans
Jesse Timmermans
Chief Financial Officer

Enclosures

cc:Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

Katherine Ku, Wilson Sonsini Goodrich & Rosati, P.C.

Tom Holden, Ropes & Gray LLP